

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Kelly Roman
Chief Executive Officer
Fisher Wallace Laboratories, Inc.
630 Flushing Avenue, Box 84
Brooklyn, NY11206

> **Re: Fisher Wallace Laboratories, Inc.**
> **Post-Qualification Amendment No. 2 on Form 1-A**
> **Filed May 5, 2023**
> **File No. 024-12134**

Dear Kelly Roman:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 2 to Form 1-A

Cover Page

1.   We note the revised disclosure in response to comment 1. Please revise to clarify how you determined the price per share.

General

2.   We note your response to comment 5. Please clarify how you determined the number of bonus shares to register in the offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Lauren Nguyen at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeffrey S. Marks